SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 3 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Company - Merant PLC

TIDM - MRN

Headline - Holding(s) in Company

Released - 12:23 3 May 2002

RNS Number - 4882V



Schedule 10 - Notification of Major Interests in Shares

1 Name of company:

MERANT plc

2 Name of shareholder having a major interest:

Schroder Investment Management Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Same as above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

8,565,241 Chase Nominees Ltd for Schroder Unit Trusts Ltd.
1,100,000 Chase Nominees Limited
1,070,495 Mineworkers Pension Scheme A/C R
2,282,225 British Coal Superannuation Scheme A/C P
1,000,000 Nortrust Nominees Limited
471,831   Chase Manhattan Bank
1,734,273 Chase Nominees for Schroder Investment Management North America Inc.


5 Number of shares/amount of stock acquired:

6 Percentage of issued class:

7 Number of shares/amount of stock disposed:

8 Percentage of issued class:

9 Class of security:

Ordinary 2p

10 Date of transaction:

11 Date company informed:

3 May  02

12 Total holding following this notification:

16,224,065

13 Total percentage holding of issued class following this notification:

14.105 %

14 Contact name for queries:

Philip Rosier

15 Contact telephone number:

01635 277702

16 Name of company official responsible for making notification:

Philip Rosier

17 Date of notification:

3 May, 2002


END

SIGNATURES

   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MERANT plc
                                       (Registrant)

Date:  May 3 2002              By: /s/ Stephen Going

			--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel